
SEC MAIL
WASH. D.C.
MAR 1 2007
RECEIVED
PROCESSING
199
SECTION

BD 3/29

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Planning Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Wilshire Boulevard, Suite 1100
(No. and Street)

Santa Monica	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maura Collins 310-899-8805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000,	Los Angeles,	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maura Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Planning Corporation, as of December, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LINDSEY M. ZELLER
Commission # 1423783
Notary Public - California
Los Angeles County
My Comm. Expires Jun 12, 2007

Signature

Senior Vice President Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



NATIONAL PLANNING CORPORATION
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Statement of Financial Condition

December 31, 2006

(With Independent Auditors' Report Thereon)

NATIONAL PLANNING CORPORATION
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Statement of Financial Condition

December 31, 2006

Table of Contents



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors and Stockholder
National Planning Corporation:

We have audited the accompanying statement of financial condition of National Planning Corporation (the Company) (a wholly owned subsidiary of National Planning Holdings, Inc. and an indirect, wholly owned subsidiary of Prudential plc) as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of National Planning Corporation as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1(l) to the financial statements, the Company has changed its method of quantifying errors in 2006 and adopted the dual method approach consistent with the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.*

KPMG LLP

February 23, 2007

NATIONAL PLANNING CORPORATION
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	12,577,780
Marketable securities		21,145
Commissions receivable		10,245,084
Forgivable notes receivable, net of accumulated amortization and allowance for doubtful accounts of $4,635,090 and $15,000, respectively		8,382,547
Other receivables		1,355,662
Receivable from registered representatives, net of allowance of $205,333		224,967
Due from affiliates		1,099,109
Deferred tax assets		11,076,691
Fixed assets, net of accumulated depreciation of $692,375		371,323
Prepaid expenses and other assets		1,151,292
Total assets	$	46,505,600
Liabilities and Stockholder's Equity		
Liabilities:		
Drafts payable	$	602,386
Commissions payable		10,938,567
Accounts payable and other accrued expenses		4,779,929
Payable to affiliates		683,476
Current tax liabilities, net		775,335
Total liabilities		17,779,693
Commitments and contingencies		
Stockholder's equity:		
Common stock, no par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		25,000
Additional paid-in capital		39,325,000
Accumulated deficit		(10,624,093)
Total stockholder's equity		28,725,907
Total liabilities and stockholder's equity	$	46,505,600

See accompanying notes to statement of financial condition.

NATIONAL PLANNING CORPORATION
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Notes to Statement of Financial Condition

December 31, 2006

(1) Organization and Significant Accounting Policies

(a) Organization

National Planning Corporation (the Company) is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH), which in turn is an indirect, wholly owned subsidiary of Prudential plc. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission and is a member of the National Association of Securities Dealers (NASD) and the National Futures Association. The Company offers financial products (primarily mutual funds and insurance products) through its registered representatives to customers located throughout the United States.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks, including demand deposits, commercial paper with maturities of three months or less, and money market funds.

(c) Marketable Securities

Securities are carried at fair value based on quoted market prices and related income is recorded on a trade-date basis.

(d) Commission Revenue and Commission Expense

Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expense recorded on a trade-date basis.

(e) Drafts Payable

Drafts payable represent amounts drawn by the Company pursuant to a sweep agreement with a bank.

(f) Commitments and Contingencies

The Company recognizes liabilities for contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be determined, the Company accrues at the lower end of the range.

(g) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of furniture and equipment and computer hardware, which are depreciated over three to seven years.

(h) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and

(Continued)

their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company is included in a consolidated federal income tax return with Brooke Holdco1 Inc. (BH1), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax sharing agreement with BH1 is based on separate return calculations. The Company files separate and combined state and local tax returns. Beginning with the taxable year ended December 31, 2006, the Company does not have a right to reimbursement for the utilization of its losses in the federal consolidated tax return.

(i) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(j) ***Allowance for Doubtful Accounts***

On an ongoing basis, the Company reviews its allowance for doubtful accounts on forgivable notes and receivables from registered representatives. The Company establishes specific allowances to cover known and inherent losses.

(k) ***Recently Issued Accounting Standards***

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of more-likely than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position.

(l) ***Recently Adopted Accounting Standards***

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB No. 108), which addresses the diversity in practice in quantifying financial statement misstatements and provides interpretative guidance regarding the consideration given to prior year misstatements when determining materiality in current year financial statements. During 2006, the Company adopted the dual method approach consistent with the provisions of SAB No. 108 and recorded a cumulative effect adjustment of $162,657, increasing its fiscal year 2006 beginning accumulated deficit balance. The cumulative effect adjustment relates to historical misstatements in

(Continued)

the tax accounts occurring in the fiscal years 1998 through 2005 which were considered immaterial to each year when measured using the roll-over method, but material under the iron curtain method as part of the dual method approach.

(2) Income Taxes

The tax effects of the temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities are as follows:

Forgivable notes	$	1,117,813
Allowance for doubtful accounts		88,574
Depreciation		10,358
Deferred compensation		9,238,986
Litigation settlement reserve		311,952
Other accruals		309,008
Deferred tax assets	$	11,076,691

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The Company has net current taxes payable of $775,335 as of December 31, 2006.

(3) Legal and Regulatory

In April 2006, the Company signed a letter of Acceptance Waiver and Consent (AWC) related to the appropriateness of certain sales of Class B and Class C mutual fund shares. The NASD raised questions regarding whether certain sales of Class B and Class C mutual fund shares may not have been appropriate on the basis of cost differences among the share classes. In conjunction with the AWC, the Company has been directed to remediate the impacted customers an estimated $738,836 as of December 31, 2006. This amount payable to customers is included in accounts payable and other accrued expenses in the statement of financial condition as of December 31, 2006.

(4) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York company. The Company promptly transmits all customer funds and securities to Pershing LLC. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

(Continued)

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000 or 2% of "aggregate debit items," whichever is greater, as these terms are defined. At December 31, 2006, the Company had net capital of $4,292,503, which was $4,042,503 in excess of its requirement.

(6) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. At December 31, 2006, gross forgivable notes receivable were $13,032,637. During 2006, $4,645,504 of new notes were granted.

Under the terms of the forgivable notes, the principal and interest are forgiven over a certain period of time, generally five to seven years. Interest income on the notes is not recognized unless actually paid to the Company. The forgiveness of the notes is contingent upon the continued affiliation of the representative and the representative achieving agreed-upon production levels, measured in terms of gross dealer concessions. The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. Accumulated amortization as of December 31, 2006 was $4,635,090. During 2006, $1,018,185 of existing notes were forgiven and written off the books.

In circumstances when the representative achieves a predetermined percentage of the agreed-upon production levels, the term of the forgivable notes may be extended for one additional year. Under such circumstances, the unamortized balance of the note is amortized over the remaining term. If the representative achieves an amount lower than the predetermined percentage of the agreed-upon production levels, the representative must pay down a portion of the note and the remaining balance is amortized over the remaining term. Accordingly, during 2006, $79,675 of existing notes were reversed due to these amendments and the notes increased $79,675 due to amended note terms.

When a note is in litigation due to a representative not achieving agreed-upon production levels, an allowance for the note is recorded. As of December 31, 2006, the Company had an allowance for an uncollectible forgivable note of $15,000. During 2006, the Company wrote off a total of $315,149 in forgivable notes and $408,500 in corresponding allowance for uncollectible notes. $550,235 in payments were received from representatives and applied toward the outstanding forgivable note receivable balance, of which $28,161 also reduced the allowance. In some instances, when it has been determined that a forgivable note will be repaid by a representative, the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representatives. The Company reclassified $177,525 in forgivable notes to receivable from registered representatives and $11,835 in allowances for uncollectible forgivable notes to the receivable from registered representatives allowance for doubtful accounts.

(7) Defined Contribution Plans

The Company participates with Jackson National Life Insurance Company (JNL) (which is also an indirect, wholly owned subsidiary of Prudential plc) in defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(Continued)

(8) Related Party Transactions

JNL leases office space and fixed assets to the Company on a month-to-month basis. The Company may terminate the lease at any time.

The Company participates in the allocation of costs in which NPH and the other wholly owned subsidiaries of NPH allocate a portion of their operating expenses to the Company, and the Company allocates a portion of its operating expenses to the other subsidiaries of NPH.

The Company has a note receivable from NPH in the amount of $406,286 as of December 31, 2006. The note receivable is included in due from affiliates on the statement of financial condition.

(9) Representative Deferred Compensation Program

The Company has a nonqualified deferred compensation plan for certain independent contractors of the Company. The Company's annual contributions are based on commission revenue production of participating independent contractors during the year. The Company has transferred title and ownership of all amounts credited to each participant's account and all underlying funds to JNL for the purpose of facilitating administration of the plan.



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission

The Board of Directors and Stockholder
National Planning Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of National Planning Corporation (the Company) (a wholly owned subsidiary of National Planning Holdings, Inc. and an indirect, wholly owned subsidiary of Prudential plc) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities, customer, and firm assets. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 and to the objectives stated in Regulation 1.16 of the CFTC in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Because the Company does not carry commodities accounts for customers or perform custodial functions relating to customer commodities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, the National Futures Association, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2007

END